August 4, 2017

Via EDGAR & E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:       Era Anagnosti, Legal Branch Chief

Christopher Dunham, Staff Attorney

Michael Volley, Staff Accountant

Stephanie L. Sullivan, Senior Technical and Policy Advisor

Re:          Victory Capital Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted July 7, 2017

CIK No. 0001570827

Ladies and Gentlemen:

On behalf of Victory Capital Holdings, Inc. (the “Company”), we are submitting this letter and the following information in response to the telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission, which took place on July 17, 2017, with respect to Amendment No. 3 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on July 7, 2017. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement. For your convenience, the substance of the Staff’s comment is summarized below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Adjusted Net Income, page 80

1.             Comment: Please explain why it is appropriate to adjust Adjusted Net Income for “Tax benefit of goodwill and acquired intangibles” or remove the adjustment from your calculation of Adjusted Net Income.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21-22 and 80-81 of the Amended Registration Statement to remove the adjustment for “Tax benefit of goodwill and acquired intangibles” from its calculation of Adjusted Net Income.  However, due to the Company’s acquisitive nature, the Company believes that the tax deductions allowed on acquired intangible assets and goodwill provide the Company with a significant supplemental economic benefit that is material to investors.  Therefore, the Company has separately disclosed the line item following the Adjusted Net Income calculation with further clarification as to what the line item represents.

Please do not hesitate to contact the undersigned at (212) 728-8620 or David K. Boston at (212) 728-8625 with any further questions or comments.

Sincerely,
/s/ Danielle Scalzo

cc:           Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.